82-34672

03003540

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

03 JAN 31 AM 7:21

SUPPL

January 27, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

December 2002	Forms 88(2) filed with Companies House
January 20, 2003	Notification of a Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

2/3

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:021003
18031915-9.doc

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

03 JAN 31 AM 7:21

88(2)

Return of Allotment of Shares

CHFP083

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	11	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,540		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	165.6p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees

Shareholder details	Class of shares allotted	Number allotted
Name MR. A DIBENEDETTO Address VIE DEITIGIL 44 20095 CUSANO MILANO ITALY UK Postcode	ORDINARY	7,820
Name MR P PARKER Address 1 PAGNELL COURT WOOTTON NORTHAMPTON UK Postcode N N 4 6 E F	ORDINARY	4,120
Name MR R SMETHERS Address BLACKWOOD BARN 53 HIGH STREET CAMBRIDGESHIRE UK Postcode C B 3 7 P P L	ORDINARY	3,600
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,540

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 18 DECEMBER 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, ELECTROCOMPONENTS PLC, 5000
OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH

ESP/EXA/KS/EX3204 Tel 01903 833147

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	41		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	263.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MS JEANNINE WILDEY Address 4511 N HICKORYWAY DR MCHENRY IL 60050 USA UK Postcode	Class of shares allotted ORDINARY	Number allotted 41
Name. Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 41

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 23 DECEMBER 2002

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX 5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH.
ESP/EXA/HB/EX3237 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 647788

Company name in full: Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	03	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	41	41	24
Nominal value of each share	10p	10p	10p
Amount (if any) paid or due on each share *(including any share premium)*	205.5p	319p	367p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name M/S.KAREN CONRAD Address 1101 DELORES DR GARLAND TEXAS 75040 U S A UK Postcode	Class of shares allotted ORDINARY	Number allotted 24
Name.MR.DOUG MORGAN Address 515 E GITTINGS ST BALTIMORE MD 21230 U S A UK Postcode	Class of shares allotted ORDINARY	Number allotted 41
Name M/S.DIANE ZYSKOWSKI Address 4815 N PROMONTARY LN MCHENRY ILLINOIS 60050 U S A UK Postcode	Class of shares allotted ORDINARY	Number allotted 41
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 106

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 14 OCTOBER 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, 5000 OXFORD BUSINESS PARK SOUTH
OXFORD OX4 2BH
ESP/EXA/JP/EX3053 01865207492 Tel 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	647788
Company name in full	Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,300	1,900	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	165.6p	238.6p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A19 COMPANIES HOUSE 0486 11/10/02

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR PETER ROBERT DOWSETT Address 22 OUNDLE ROAD, WELDON, NORTHANTS UK Postcode NN17 3JT	Class of shares allotted ORDINARY	Number allotted 4,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,200

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 9 OCTOBER 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, IMC, 5000 OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH

ESP/EXA/SS/EX3038 01865 207492, Tel 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

0012

Return of Allotment of Share

CHFPO83

Company Number 647788

Company name in full Electrocomponents Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	09	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,547		
Nominal value of each share	10p		
Amount (if any) paid or due on each share *(including any share premium)*	294.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 5,547
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,547

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9 OCTOBER 2002

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

C. COX, IMC, 5000 OXFORD BUSINESS PARK SOUTH, OXFORD OX4 2BH

ESP/EXA/HB/EX2998 01865 207492 Tel 01903 833874

DX number DX exchange

Electrocomponents plc

Shareholder details	Shares allotted
Mr Eric R Allvin 366 Lake Plymouth Plymouth CT 6782 USA	124
Mr Bradford Y Anderson 8079 84th St SE Caledonia MI 49316 USA	33
Mrs Faye A Andrews 1823 S Quincy Tulsa OK 74120 USA	82
Mrs Maria M Atayde 2440 Mcadoo Ln FT Worth TX 76131 USA	35
Mrs Jeaninne A Bentz 2904 N Belmont Ln Cooper City FL 33026 USA	8
Mrs Denise L Bernhard 12001 Fremont Cove Austin TX 78727 USA	41
Mrs Cindy L Bertolette P O Box 276 Spencerport NY 14559 USA	24

Shareholder details	Shares allotted
Mrs Donna M Bertrand 103 Hiawatha CT Cary NC 27513 USA	41
Mrs Martha I Birdwell 18001 Cindys Ln Justin TX 76247 USA	20
Mr David E Bockert 1187 S Madison St Shakopee MN 55379 USA	69
Mr Alan Brasof 2225 Wembley Wood Ln Bedford TX 76022 USA	289
Mrs Lori Burton 350 Pemberton RD Rochester NY 14622 USA	16
Mrs Rebecca K Campbell 12 South Dianne DR St Peters MO 63376 USA	33
Mr Terry M Carson 1432 Oak Grove DR Roseville CA 95747 USA	289
Mr Todd W Clayton 7723 N Shore Circle Forest Lake MN 55025 USA	54

Shareholder details	Shares allotted
Mrs Wendy A Clouse 11363 Latigo Lane Parker CO 80134 USA	82
Mrs Georgia Collins 7457 Tunbridge N Richland Hills TX 76180 USA	82
Mrs Nicole M Cornell 3815 Burquest LN Brooklyn Center MN 55429 USA	82
Mr Dean A Czajka 4842 Hawthorne Ave Hillside IL 60162 USA	82
Mr Jamie L Davis 1385 Good Enough RD Fillmore CA 93015 USA	16
Mrs Traci L Dixon 6512 Highview Terr Watauga TX 76148 USA	41
Mrs Betty J Dutton 1311 Park Place BLVD Apartment 1501 Hurst TX 76053 USA	82

Shareholder details	Shares allotted
Mr Mark V Edwards 150 Crosstown Bvd Apartment 4 Ham Lake MN 55304 USA	20
Mr Kevin P Erney 1628 Pierpoint Dr Westerville OH 43081 USA	82
Mr Charles Felan 2821 Shasta FT Worth TX 76133 USA	41
Mrs Stephanie D Fiorillo 3294 Country CLB VLG Norcross GA 30092 USA	49
Mr David J Gagne 1095 Old Colony Apartment 6A Meriden CT 6451 USA	24
Mrs Lori A Giesfeldt 3920 E Elser Ave Cudahy WI 53110 USA	71
Mrs Patsy H Gilley 10224 FM 1902 Crowley TX 76036 USA	33

Shareholder details	Shares allotted
Mrs Sylvia L Govea 953 Ortega St Fillmore CA 93015 USA	82
Mrs Patricia M Hamilton 375 Dunbar Hill Rd Hamden CT 6514 USA	16
Mr Charles E Hamilton 1417 Traherne Dr Raleigh NC 27612 USA	12
Mrs Kathryn Hayes 9001 N Normandale FT Worth TX 76116 USA	49
Mrs Janet G Hembey 1434 W Gambrell FT Worth TX 76115 USA	24
Mrs Mary B Howard P O BOX 214 West Monroe NY 13167 USA	16
Mrs Kimberley J Howell 300 Calgary Azle TX 76020 USA	8
Mrs Pamela L Howley 388 CO RT 32 Hastings NY 13076 USA	82

Shareholder details	Shares allotted
Mrs Carla A Hull 9101 Winecup Trail FT Worth TX 76131 USA	8
Mr Trung C Huynh 3015 8TH FT Worth TX 76110 USA	89
Mrs Pattie A Ingram 3142 Willow Park Richland Hills TX 76118 USA	16
Mrs Karen S Jewell 304 Oakmont DR Kokomo IN 46902 USA	20
Mr Juan A Jimenez 425 E Washington Ave Apartment 202 Escondido CA 92025 USA	69
Mr Mose Jones 1716 Holt Street FT Worth TX 76103 USA	35
Mrs Darla J Jurries 2537 Cypress Ln Burleson TX 76028 USA	41

Shareholder details	Shares allotted
Mrs Jan E Kayes 25015 S 4170 Rd Claremore OK 74017 USA	41
Mrs Lori A Kelly 7604 Aubrey Ln N Richland Hills TX 76180 USA	165
Mrs Lindy K Knight 2183 Soque River Dr Duluth GA 30097 USA	51
Mrs Roberta Lange 30056 W 12 Mile Rd Farmington MI 48334 USA	8
Mr Michael E Lausier 1112 Iverleigh Trail Charlotte NC 28270 USA	165
Mr Nga B Le 4113 Staghorn Cir So FT Worth TX 76137 USA	89
Mrs Lisa A Lea 8824 Sunset Trace FT Worth TX 76248 USA	82

Shareholder details	Shares allotted
Mrs Sharonda L Lewis 7453 Beckwood Dr FT Worth TX 76112 USA	8
Mrs Rebecca E Logan 7365 Snohomish St Boise ID 83709 USA	16
Mrs Tracy J Maggiorini 2272 Lake Ave Allison Park PA 15101 USA	25
Mr Lyndon Mann 812 Crestwood Dr Arlington TX 76011 USA	49
Mrs Maria D Mann 1192 Mitchell Av Apartment 21 Tustin CA 92780 USA	20
Mr Cammie R Martinez 313 Tarrant St Mansfield TX 76063 USA	16
Mrs Laura D MCcarthy 5650 N Broadway Indianapolis IN 46220 USA	36

Shareholder details	Shares allotted
Mrs Roxana McDavid 3825 Jennifer Leigh Richlands Hills TX 76180 USA	8
Mrs Kristi J Mcgrath 17417 Caminito Siega San Diego CA 92127 USA	47
Mr Brian E McMahon 8837 Olencrest Dr Lewis Center OH 43035 USA	41
Mrs Betty L Merritt 2542 Indiana St SW Cedar Rapids IA 52404 USA	16
Mr Starla D Michael 1904 Paisley Dr Arlington TX 76015 USA	33
Mrs Sharon K Miles 9485 Hamlin Blvd Apartment 8 Seminole FL 33776 USA	165
Mrs Sandra M Miller 7612 Maplehill Watauga TX 76148 USA	53

Shareholder details	Shares allotted
Mrs Evelyn J Miller 1303 S Marion Ave Tulsa OK 74112 USA	8
Mr Gordon L Minor 5506 Dartmouth River Oaks TX 76114 USA	33
Mr Barrett L Moore 4100 Lovell FT Worth TX 76107 USA	82
Mrs Tammy L Neal 4923 E Haskell St Tulsa OK 74115 USA	8
Mrs Carlene Nelson 50-1 West St Waterbury CT 6708 USA	124
Mr Kenneth A Noga 33 Roslyn W Shore Rd Port Washington NY 11050 USA	16
Mrs Rebecca A Noorda 17819 Merridy St 343 Northridge CA 91325 USA	20

Shareholder details	Shares allotted
Mrs Deanna L O'Leary 421 20th St NW Cedar Rapids IA 52405 USA	26
Mr Raul Orozco 173 Cowan Terrace E Brownsville TX 78521 USA	69
Mrs Sharon L Orpwood 16195 SW Rosa Rd Beaverton OR 97007 USA	82
Mr Jonathan D Overholt 7040 John T White Apartment 1019 FT Worth TX 76120 USA	20
Mr Richard A Patzig P O Box 40633 Austin TX 78704 USA	33
Mr Nhung T Pham 2716 Fox Glenn CT Hurst TX 76054 USA	41
Mrs Jeanne B Phillips 538 Pitscottie LN Patterson CA 95363 USA	41

Shareholder details	Shares allotted
Mrs Debra A Phillips 604 Michael Ave Wentzville MO 63385 USA	41
Mrs Gloria O Porras 711 South Tierney FT Worth TX 76112 USA	16
Mrs Emmie L Prather P O Box 106 Alvarado TX 76009 USA	82
Mrs Eugenia M Pritchard 3612 Sprucewood Dr Cedar Rapids IA 52042 USA	16
Mr Darryl Randle 6966 Newberry CT W FT Worth TX 76120 USA	8
Mr Blake W Rather 361 Dyer Rd Lipan TX 76462 USA	82
Mrs Rae – Ann Rivera 2814 56th Ave N Saint Petersburg FL 33714 USA	41

Shareholder details	Shares allotted
Mrs Ann M Robinson Apartment 3 Shirley Dr Troy MO 63379 USA	16
Mrs Patricia A Rocha 609 Bridgewood Cir Apartment 616 FT Worth TX 76112 USA	16
Mr Joe Sebek 8652 S Major Burbank IL 60459 USA	36
Mrs Diane K Slater 6812 Randol Mill Apartment 76 FT Worth TX 76120 USA	16
Mrs Sally J Smith 608 Mountain Laurel Bedford TX 76021 USA	82
Mrs Shannon Standridge 8524 Robbins Dr FT Worth TX 76108 USA	8
Mr Noel J Stanford 3637 Snell Ave Apartment 266 San Jose CA 95136 USA	82

Shareholder details	Shares allotted
Mr Thanh T Ta 905 Hardie St Hurst TX 76053 USA	21
Mr Angelo J Talaganis 3955 W Estes Lincolnwood IL 60645 USA	41
Mrs Lisa M Thompson 207 E 6th St Ferris TX 75125 USA	16
Mrs Susan M Trocki 100 Washington St Apartment 51 Salem MA 1970 USA	41
Mr Billy R Walters 5608 Boca Raton Apartment 161 FT Worth TX 76112 USA	89
Mrs Susan E Wandler 2608 Clifton Dr Huntsville AL 35803 USA	82
Mrs Mary E Webber 1709 Tierney Rd FT Worth TX 76112 USA	35

Shareholder details	Shares allotted
Mr Wendell Weckter 791 B St Lincoln CA 95648 USA	37
Mrs Tamara J Wertz 1516 Norriston Dr Indianapolis IN 46280 USA	8
Mr Robert Whetson 8873 S Edgewood St Highlands Ranch CO 80126 USA	82
Mr Gregory Wildey 94 James St Rockford MI 49341 USA	165
Mrs Elisha R Williams 1121 Greenspoint CT Apartment 1703 FT Worth TX 76112 USA	8
Mrs Trina A Wilson 4309 C R 913A Joshua TX 76058 USA	8
Mrs Rebecca V Wise 700 Canyon Ridge Dr Euless TX 76040 USA	82

Shareholder details		Shares allotted
Mrs Cathleen H Worley 10196 Sailwinds Blvd Apartment 103 Largo FL 33773 USA		41
	Total	5,547

HB - Ex2998

Notification of a Substantial Shareholder

The Company received notification today (20 January 2003) in accordance with the Companies Act (as amended) that The Capital Group Companies, Inc. ("CGC"), a US-based holding company for several subsidiary companies, has obtained a notifiable interest in 17,745,953 Ordinary Shares of 10p each in the Company which represents 4.08% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	11,522,353
Capital International S.A.	855,800
Capital International, Inc.	110,500
Capital Research and Management Company	5,257,300

CARMELINA CARFORA
Group Company Secretary
20 January 2003